EXHIBIT (c)(3)

PRIVATIZING MPSI
November 2003

A Proposal to the Board of Directors.

     The Executive Committee of MPSI Systems Inc. has recently presented its Strategic Plan to the Board and has received approval for the implementation of that Plan. The Plan essentially works toward improved exit strategy for shareholders on two fronts — internal stabilization / growth to increase stock price for exit through the sale of stock in the public market, and merger / sale positioning to provide an alternative bulk exit opportunity. Management believes that the forthcoming restructuring inherent in the Plan and the possible quarterly impacts of implementation should best be undertaken in a non-public environment. MPSI might then emerge in a stronger financial position, either stand-alone or as the result of a merger, and if advisable in the future, could then go public again without past baggage. As a first step toward initial anonymity, the EC seeks approval from the Board to submit a Proposal to MPSI shareholders that would authorize de-registration of MPSI stock and a cessation of public reporting responsibilities associated therewith. The reasons for this Proposal are set forth below:

f.	Cannot take advantage of being public: MPSI, despite several efforts to do so, has been unable to generate internally or secure in the public market sufficient funding to implement a customer diversification strategy that would overcome a traditional weakness in the Company’s business model — reliance on a single industry segment and a dwindling number of traditional customers in that segment. Although MPSI cannot take advantage of the fund-raising aspect of being public, we bear all the downside of being public as set forth below.

g.	Ever Increasing Costs/Exposure: The costs of being a public company increase each quarter with additional requirements associated with the recently enacted Sarbanes-Oxley Act of 2002. Not all costs that will eventually hit the Company take effect immediately, but the next couple of years promise to be more expensive from the compliance standpoint. Further, a chief concern for all officers and directors of MPSI is the increased personal, civil and criminal liability now associated with corporate activities and financial disclosures. While a case could be made that such exposures should attach to management of a public company that is gaining benefit from being public, the EC feels that the extended exposures are not warranted for a small company like MPSI who is unable to reap any benefits of being public at this time or in the foreseeable future.

h.	Competitive Disadvantage: MPSI’s historical performance, particularly over the last five years, has resulted in very unfavorable financial information being disseminated through required public disclosure channels associated with being a public company. Such financial results have disqualified MPSI from any major stock exchange, thus making MPSI stock virtually invisible to potential investors. Concurrently, ever-increasing financial disclosures have required the Company to provide an unwarranted level of information to competitors who already have access to our financial trends as an adverse weapon with MPSI customers.

i.	Hampered Corporate Valuation: The present invisibility of MPSI stock coupled with poor corporate performance has driven the stock price to a level that may not be indicative of true corporate value. Certainly, the existence of an extremely low quoted price makes it easier for a potential acquirer or business combination partner to justify a low-ball offer. MPSI would be better if no public price existed for the stock so that acquirers had to assess value using traditional valuation methods that might ultimately be more beneficial to MPSI and its shareholders.

j.	Hard to sell a public company: A likely formula for successful diversification — combination with one or more mid-size companies rather than undertake diversification alone and from scratch — is much more difficult to achieve when MPSI (1) is hard to buy because it is public, and (2) cannot use its stock as an acquisition vehicle due to its invisibility and lack of float and the “baggage” associated with MPSI shares historically. Typical interest in MPSI by past potential acquirers has generally fallen apart because the public aspect of MPSI prevents “earn-out” provisions which soften the initial buyer investment and lessen their risk.

     MPSI has considered alternative ways to accomplish a privatization including, (1) a sale/merger of the Company, and (2) an issuer tender offer for cash. Over the last several years MPSI has entertained several proposals in the first category, but has been unable to bring them to fruition because of the Company’s financial performance. However, before management can realistically expect to bring about a successful sale/merger, the Company’s operating trends must be improved and its liquidity stabilized — a process that would likely delay any possible privatization for some time. Management also evaluated an issuer tender offer as an alternative to a reverse stock split and rejected it because (a) the results of an issuer tender offer would be unpredictable due to the voluntary nature of the tender process and (b) federal regulations imposing limits on a tender offer, including pro rata acceptance of tendering shareholders, would make it difficult to ensure the Company would achieve its goal of reducing the number of shareholders below 300. Accordingly, since the two most likely privatization mechanisms are not appropriate to MPSI’s circumstances, management is recommending to the Board that it consider a mechanism that may be accomplished within the Company’s time and monetary constraints.

     Presently securities laws are such that MPSI may go private at a relatively low cash cost and over a period of only a few months so long as it has no more than 300 shareholders of record. MPSI would need to implement a reverse stock split to lower the number of shareholders of record (presently about 900 due largely to a significant number of former/present employees who hold 2 shares as the result of a stock gift in the early 1990s). Once private, management believes it could entice both potential businesses and investment dollars to affect the roll-up of several mid-size companies which, together, would have a more appealing story than any one of the individual participants presently enjoys. The build-up of NEWCO could be done outside the public eye of competition. This privatization process, described below, should make business combination with MPSI much easier and should provide better opportunities for existing owners / shareholders of the targeted group of companies to take advantages of exit strategies that may not now exist for them. Such strategies might include (1) piggyback rights on a future public offering of NEWCO (the combined group of companies), or (2) sale of the much more attractive NEWCO to a larger player in the retail consulting arena.

     In the opinion of management, it is critical that MPSI’s Board is amenable to the longer-term strategy and willing to take the first important step in that direction by approving this Proposal. Should the Board recommend the strategy set forth herein, a proposal would be submitted to a vote of all shareholders.

THE PROCESS OF GOING PRIVATE

     The key to management’s Proposal for going private is a provision in the securities law that allows any company with less than 300 shareholders of record to de-register its shares with the filing of a simple one-page Form 15 with the SEC. The “key” is that in defining “shareholders”, the law stipulates shareholders of record — NOT beneficial shareholders. Thus for example, it is management’s understanding that a hundred individuals who hold MPSI shares in a particular nominee name would all be classified as one shareholder of record.

     MPSI presently has almost 900 shareholders of record, but many of such holders are former employees who were gifted 20 shares many years ago as part of an incentive / recognition plan. Because of a subsequent reverse split in 1993, our transfer agent now reflects those shares as 2 shares. MPSI proposes to initiate a reverse stock split upon approval of a majority of the shareholders. A reverse split of 1 for 100 (subject to revision as circumstances warrant) would reduce the number of shareholders of record to less than 300, as most small shareholders would end up with fractional shares. Our intention would be to use a reverse stock formula that would cause the fewest number of shareholders to be cashed out while being confident that the reverse stock split will result in there being fewer that 300 shareholders of record. Obviously, MPSI cannot control stock transfers that would increase the number of shareholders of record and therefore the formula must reflect some cushion. In the event it appears at any stage in the process (even after shareholder approval) that the reverse stock split will not achieve the desired result of taking the Company private, then the Board should retain authority to discontinue the process.

     MPSI proposes to buy back fractional shares at a fair price determined by the Board relative to present market value (approximately $.13 per share) (aggregate cost to do so is estimated to be less than $10,000 plus a transfer agent a fee of approximately $20,000 to handle the share exchanges). MPSI proposes to buy back fractional shares at a fair price determined by the Board relative to the current market price (approximately $0.13 per share). Because of the low price of the stock compared to the cost of obtaining a fairness opinion from an investment banker or other expert, management does not recommend that the Board retain an expert for the purpose of advising the Board regarding a fair price. If the Board determines that a 100% premium over the current market price is fair, then the total cost of the fractional shares would be less than $10,000 plus a transfer agent fee of approximately $20,000 to handle share exchanges.

     MPSI would have to file and distribute to all shareholders a Proxy Statement (either as part of its upcoming annual meeting or as a special solicitation). Overall costs for that action would probably be about $30,000. After approval by the shareholders of the reverse stock split, MPSI would immediately file the Form 15 that de-registers its stock (cost of approximately $5,000). Upon this filing, MPSI’s obligation to file public reports would be suspended and within 90 days after the filing (assuming the SEC took no action to attack the de-registration) MPSI would be a private company with less than 300 shareholders of record (but with more beneficial shareholders than that).

     We are advised by legal counsel that although MPSI would be a private company, shareholders could still trade their shares through the pink sheets if (a) a market maker can be identified and (b) MPSI provides very limited financial information to that market maker (much less than standard 10Q / K reports). In addition to this trading option as an interim exit strategy for some shareholders, MPSI also proposes, as cash reserves increase, to periodically sponsor a “Dutch Auction” wherein MPSI would commit a specified amount of cash to buy back its shares from shareholders. Shareholders would submit their asking price and MPSI would buy back the lowest “bid-priced” shares up to the stated cash commitment amount each time. Hopefully these interim exit strategies would provide some liquidity to shareholders until more permanent share turnover processes become available (e.g. sale of the Company, merger and subsequent new public offering).

     Because of the number of shareholders that remain, MPSI would still likely want an annual audit, although the costs should decline because of the terminated necessity of incorporating the audited financials in SEC filings.

     Although some shareholders may argue that their stock is less liquid under this private scenario, the counter argument based on facts is that (a) trading activity has been sporadic and in very small amounts over the last several years, (b) there is insufficient public float of shares to make an effective market given the concentrated holdings of five individuals (so MPSI might be considered a private public company now), and (c) the shares carry considerable baggage in terms of underlying corporate performance making it difficult for shareholders to extract true value for their holdings. Management feels that the opportunity to convert present stockholdings into a more positive investment outcome is better served through an intermediary step of privatization that should facilitate merger or future public offerings.

The following table shows the estimated costs and benefits:

	TIMELINE
THE PROCESS	(Weeks)	COST
Approval of Board	0	$0

Reverse Stock Split (to get S/H of record below 300): *
- Prepare / File preliminary SEC Proxy	+6	$20,000
- Omnibus proxy solicitation by Transfer agent to determine beneficial S/H mailing list	Concurrent	$2,000
- Dead time for Thanksgiving / Christmas	+3
- Answer SEC questions and finalize proxy statement	+2	$10,000
- Print final proxy statement and mail to shareholders	+2	$5,000
- Time lapse between Proxy mailing and Annual meeting	+4

Prepare and file SEC Form 15 to de-register the stock	Concurrent	$5,000

Transfer Agent handles certificate exchange and payment for fractional shares	Ongoing	$20,000
Deposit funds with Transfer Agent to pay for fractional share exchange for cash and to cover mailing costs	Concurrent	$15,000

TOTAL TIME AND EXPENSES	18 WEEKS	$77,000

*	. This process does NOT contemplate MPSI buying back “odd lot” shareholders (those with less than 100 shares after the reverse split), as that would require an excessive amount of cash commitment.

Cost Savings

Audit Fees:
Annual audit not included in SEC filing	$10,000
No more quarterly reviews	15,000
No more Form 11K for 401(k) Plan	2,500
Legal Fees associated with SEC issues	10,000
Electronic document filing (EDGAR)	8,000
Annual Proxy Distribution costs	7,500

Total Out-of-pocket Savings	$53,000

     Based on the cost estimates presented, the pay-back period for this transaction would be 1 to 1½ years assuming that MPSI continues with the basic annual financial audit due to the number of remaining beneficial shareholders.